EXHIBIT 99.1

Alvotech announces planned CEO succession and leadership transition

 - Róbert Wessman to continue serving as Executive Chairman in full-time capacity

- Lisa Graver appointed Chief Executive Officer

REYKJAVIK, Iceland, Jan. 06, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced key senior leadership changes following a planned succession process. Founder Róbert Wessman, who has served as Chairman since the company’s inception in 2013 and Chief Executive Officer since 2023, will transition out of the CEO role at the end of the first quarter of 2026. He will continue to serve as Executive Chairman in a full-time capacity. Lisa Graver has been appointed as his successor as Chief Executive Officer.

“When I stepped into the CEO role at the beginning of 2023, it was with a clear objective to strengthen day-to-day leadership and position the company for its next phase. My intention was not to combine the roles of Chairman and CEO on a long-term basis, and the Board and I have been planning for a CEO succession accordingly for some time,” said Róbert Wessman.

“As we move into the next phase of the Company’s development, it is important that Alvotech’s leadership is based in Iceland alongside our core operations. Lisa has been a trusted partner to me for more than 20 years and brings deep leadership experience and understanding of this business. She has the full support of our Board to build on our strong foundations and lead Alvotech forward.”

“As Executive Chairman and the company’s largest shareholder, I am fully committed to Alvotech’s success and will focus on strategy, business development, portfolio direction, capital markets and corporate governance. We have built a world-class R&D and manufacturing platform, and a pipeline that currently includes 30 products in development and ranks among the most valuable in the industry. We now have five products on the market that are sold globally. I am hugely energised about the prospects for the business.”

“I am honored to have the opportunity to serve as Chief Executive Officer of Alvotech at this important stage of the company’s development,” said Lisa Graver. “Alvotech has built a differentiated platform, a clear strategy and a strong culture. Having spent considerable time in Iceland over the past 20 years, I am excited for this to be my new professional home base. I look forward to working closely with the leadership team and my colleagues across the organisation to continue executing on the company’s priorities and driving the next phase of growth.”

Ms Graver brings extensive leadership and operational experience within the global pharmaceuticals sector and has worked closely with Mr Wessman for more than two decades. She served as Chief Executive Officer of Alvogen until its acquisition by Lotus Pharmaceutical in December 2025, and as a member of Alvotech’s Board since its public listing in 2022.

The transition process will begin immediately, with Ms Graver working closely with Mr Wessman and the executive team over the coming months to ensure continuity and a smooth handover. Upon assuming the Chief Executive Officer role, she will step down from the Alvotech Board.

For further information, contact:

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Balaji Prasad (US)
Patrik Ling (SE)
Benedikt Stefansson (IS)
alvotech.ir@alvotech.com

About Lisa Graver
Lisa Graver is an experienced pharmaceutical executive with more than 25 years of leadership experience across the specialized generics, biosimilars, and branded sectors. She has held senior executive roles spanning commercial, operational and strategic functions and most recently served as Chief Executive Officer of Alvogen, overseeing the company through its growth and subsequent acquisition by Lotus Pharmaceutical Co. Ms Graver has been a member of the Alvotech Board since 2022 and brings deep familiarity with the company’s strategy, operations and culture. Ms Graver holds an Honors BSc in Biology from Lakehead University and a law degree from Case Western Reserve University School of Law.

For a more detailed biography, click here

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram and YouTube.

Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/95917c96-02d6-4bd7-ad71-09681369bc5f